Exhibit 4.2

To:	THE ROYAL BANK OF SCOTLAND PLC as Agent

From:	ROYAL BANK OF CANADA

15 December 2015

Vodafone Group Plc - €3,860,000,000 Revolving Credit Agreement

dated 28 March 2014 (the “Credit Agreement”)

Terms used herein which are defined in the Credit Agreement shall have the same meaning herein as in the Credit Agreement.

We refer to Clause 2.8 (Additional Lenders).

We, Royal Bank of Canada, agree to become party to and to be bound by the terms of the Credit Agreement as an Additional Lender in accordance with Clause 2.8 (Additional Lenders) with effect on and from 15 December 2015.

Our Revolving Credit Commitment is €150,000,000. We will be a Mandated Lead Arranger.

We confirm to each Finance Party that we:

(a)                                 have made our own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in the Credit Agreement and have not relied exclusively on any information provided to us by a Finance Party in connection with any Finance Document; and

(b)                                 will continue to make our own independent appraisal of the creditworthiness of each Obligor and its related entities while any amount is or may be outstanding under the Credit Agreement or any Commitment is in force.

The Facility Office and address for notices of the Additional Lender for the purposes of Clause 33.2 (Addresses for notices) is:

Royal Bank of Canada

Riverbank House - 2 Swan Lane – 2nd Floor

London, England

EC4R 3BF

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

ROYAL BANK OF CANADA

By:	/s/ M Rowe

THE ROYAL BANK OF SCOTLAND PLC

By:	/s/ J Tobin

VODAFONE GROUP PLC

By:	/s/ Nick Read